Choice funds


On June 6, 2003, PricewaterhouseCoopers LLP ("PwC") notified the Registrant that it was not standing for re-election as independent accountants for the Trust. The Registrant's Board of Trustees ("Board") and Audit Committee, in accordance with the requirements of Section 32(a) of the Investment Company Act of 1940, voted on October 30, 2003 to retain McCurdy & Associates CPA's, Inc. as independent accountants for the Trust for the Trust's fiscal year ended October 31, 2003.

PwC's reports on the financial statements of the Funds for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between Trust management and PwC during thepast two fiscal years ended October 31, 2002 and through June 6, 2003 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused them to make reference thereto in their reports.

The Trust has requested that PwC furnish it with a letter addressed to the SEC
stating whether or not it agrees with the above statements.   A copy of such
letter, dated December 22, 2003, is filed as an Exhibit to this Form N-SAR.